AMENDED
ADMINISTRATIVE SERVICES AGREEMENT
SCHEDULE A

        Listed below are the portfolios of Calvert Variable Series, Inc. that are entitled to receive administrative services from Calvert Administrative Services Company (“CASC”) under the Administrative Services Agreement dated October 8, 1999, as revised January 2, 2001 and October 31, 2003, and which will pay annual fees to CASC pursuant to the Agreement.

1.	Ameritas Income & Growth Portfolio	0.05%
2.	Ameritas Growth Portfolio	0.05%
3.	Ameritas Small Capitalization Portfolio	0.05%
4.	Ameritas MidCap Growth Portfolio	0.05%
5.	Ameritas Index 500 Portfolio	0.05%
6.	Ameritas Money Market Portfolio	0.05%
7.	Ameritas Select Portfolio	0.05%
8.	Ameritas Micro Cap Portfolio	0.05%
9.	Ameritas Core Strategies Portfolio	0.05%

For its services under this Administrative Services Agreement, CASC is entitled to receive the fee indicated above based on average net assets, or a minimum of $50,000 per Portfolio. The liability to pay for services under the Agreement arises at the time a class commences operations, absent waivers.